Response to Item 77K

Effective July 28, 2004 based on the recommendation of the Fund's Audit Committee, the Fund's Board of Directors determined not to retain PricewaterhouseCoopers LLP as the Fund's independent auditor and voted to appoint
Briggs Bunting and Dougherty LLP.

Because the Fund is in its first year of operations, PricewaterhouseCoopers LLP had not yet performed audit work or issued any reports or opinions on any Fund financial statements beyond an initial seed capital audit.
During the period that PricewaterhouseCoopers LLP served as the Fund's independent auditor, there were no disagreements between the Fund and
PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.